September 19, 2005




Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Room 4561
Washington, D.C. 20549


RE: HPL Technologies, Inc. File No. 000-32967


Dear Ms. Collins:

We have reviewed you letter dated August 31, 2005 and set forth below your original inquiry and our response to each such inquiry:

Form 10-K for the Fiscal Year Ended March 31, 2005
--------------------------------------------------

Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------

Reclassifications, page 54
--------------------------

   1. We note your disclosures regarding the reclassification of investments in auction rate securities from cash equivalents to short-term investments for fiscal 2004. Tell us whether you held auction rate securities in fiscal 2003 and if so, the amounts you held and how you considered reclassifying those amounts to conform to your fiscal 2005 cash flow presentation.

        We held no auction rate securities in fiscal 2003.

   2. Tell us how you considered the reclassification of auction rate securities when assessing your Item 307 disclosure controls and procedures and Item 308(c) changes in internal controls over financial reporting.

        Like many public companies, we viewed auction rate securities as cash equivalents in the past and have reclassified them to short-term investments to comply with SFAS 95. We do not view this reclassification as an error and hence we do not believe it has any impact on our Item 307 "disclosure controls and procedures" and Item 308(c) "changes in internal controls over financial reporting" disclosures.

Note 4. Goodwill Impairment, page 57
------------------------------------

   3. Disclosure on page 24 indicates that you assess goodwill for impairment on an annual basis. Describe more fully your process for assessing impairment of goodwill and how you evaluate events or circumstances that you result in testing goodwill for impairment between annual tests. Address the following in your response:

        a) The number of reporting units and amount of goodwill allocated to each reporting unit.

        b) How you considered the loss from operations/cash used in operations either by reporting unit or on an entity-wide basis in determining goodwill was not impaired at March 31, 2005 and June 30, 2005.

        c) How you considered the continuing decline in assets apart from goodwill, both in whole dollars and as a percentage of goodwill, in assessing goodwill impairment as of March 31, 2005 and June 30, 2005.

        d) How you considered your market capitalization ($11.4 million as of September 30, 2004 per page 1 of your 10-K filing) in comparison to the $27.8m carrying value of your goodwill as of March 31, 2005 and June 30, 2005.

           We have only one reporting unit and hence allocate all of our goodwill to such reporting unit. We considered the loss from operations and the continuing decline in assets apart from goodwill in determining if goodwill was impaired at March 31, 2005 and June 30, 2005 as triggering events and performed a test for impairment of goodwill in accordance with FAS 142, "Goodwill and Other Intangible Assets" by comparing the fair value of our reporting unit with its carrying value, including goodwill at the end of each quarter. At March 31, 2005 and June 30, 2005, in accordance with FAS 142, we estimated fair value of the reporting unit by preparing a discounted cash flow model for the company consistent with what we had done previously and compared this with a market approach analysis, looking at the multiples of our peers and applying these to our historical results. Both methodologies indicated that we did not have an impairment in goodwill at March 31, 2005 and June 30, 2005. This was further supported by non-binding term sheets we received from third parties to acquire the company, one in June 2005 and one in July 2005.

           We do not consider the market capitalization disclosed on page one of our Form 10-K as relevant because it relates only to the market capitalization of shares held by non-affiliates. The total market capitalization of the company as of September 30, 2004 based on the trading price of $.57 per share was approximately $23.5 million which takes into account all of the shares outstanding plus the number of shares we had disclosed we were going to issue to settle our Class Action and other litigation.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005
----------------------------------------------------

Note 9.  Segment and Geographic Information, page 11
----------------------------------------------------

   4. We note your disclosure indicating that for the three months ended June 30, 2005, 39% of your revenues were derived from sales to destinations in Korea. Tell us whether the sales were to destinations in North Korea, and if so, the amount of revenue derived from those transactions.

           All of the sales were to one customer in South Korea.

Item 4.  Controls and Procedures, page 29
-----------------------------------------

   5. We note your disclosure that your "Chief Executive Officer and our Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls are effective to ensure that material information relating to HPL is made known to management, including our Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared, and that our disclosure controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principals." Based on your disclosure it appears that Chief Executive Officer and Chief Financial Officer's conclusions relating to the effectiveness of disclosure controls and procedures is limited to the financial statements included in your filing. Please clarify, if true, whether your officers concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and whether such information is accumulated and communicated to your management, including your chief executive office and chief financial officer, to allow timely decisions regarding the required disclosure. We refer you to Exchange Act
           Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosures under item 4.

           Our disclosure controls and procedures are effective to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified. All such information is accumulated and reported to our management, including our chief executive officer and chief financial officer to allow timely decisions regarding the required disclosure. We will ensure that our report on Form 10-Q for the period ending September 30, 2005 is very clear in this disclosure.

   6. We note your disclosure that "the Chief Executive Officer and the Chief Financial Officer note that, since the date of the controls evaluation to the date of this Quarterly Report on Form 10-Q, there have been no significant changes in disclosure controls or in other factors that could significantly affect our disclosure controls, including any corrective actions with regard to significant
           deficiencies and material weaknesses."   We also note that you have
           not disclosed whether there were any changes in internal control over financial reporting pursuant to Item 308 (c) of Regulation S-K. Tell us whether there were any changes in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the your internal control over financial reporting and how you considered disclosing this information in your June 30, 2005, 10-Q.

           We have had no changes in internal controls over financial reporting pursuant to Item 308 (c) of Regulation S-K. We will ensure that our report on Form 10-Q for the period ending September 30, 2005 is very clear in this disclosure.

                                     ******


Yours truly,





/s/Michael Scarpelli
--------------------
Michael P. Scarpelli
Chief Financial Officer and
Senior Vice President, Administration